UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

FOR BATCHES ONLY

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1-30 November 2017

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Transaction in Own Shares 01 November 2017	Announcement Transaction in Own Shares 02 November 2017
Announcement Transaction in Own Shares 03 November 2017	Announcement Transaction in Own Shares 06 November 2017
Announcement Transaction in Own Shares 07 November 2017	Announcement Transaction in Own Shares 08 November 2017
Announcement Transaction in Own Shares 09 November 2017	Announcement Director/PDMR Shareholding 10 November 2017
Announcement Transaction in Own Shares 10 November 2017	Announcement Transaction in Own Shares 13 November 2017
Announcement Transaction in Own Shares 14 November 2017	Announcement Transaction in Own Shares 15 November 2017
Announcement Transaction in Own Shares 16 November 2017	Announcement Transaction in Own Shares 17 November 2017
Announcement Transaction in Own Shares 20 November 2017	Announcement Transaction in Own Shares 21 November 2017
Announcement Transaction in Own Shares 22 November 2017	Announcement Transaction in Own Shares 23 November 2017
Announcement Transaction in Own Shares 24 November 2017	Announcement Transaction in Own Shares 27 November 2017
Announcement Transaction in Own Shares 28 November 2017	Announcement Transaction in Own Shares 29 November 2017
Announcement Total Voting Rights 30 November 2017	Announcement Transaction in Own Shares 30 November 2017

Diageo PLC – Transaction in Own Shares
Dated 01 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       01 November 2017

Number of ordinary shares purchased:    374,511

Volume weighted average price paid per share:        2,561.07p

Highest price paid per share:        2,589.00p

Lowest price paid per share:        2,541.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3206V_-2017-11-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 02 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       02 November 2017

Number of ordinary shares purchased:    347,510

Volume weighted average price paid per share:        2,560.61p

Highest price paid per share:        2,584.50p

Lowest price paid per share:        2,536.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4519V_-2017-11-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 03 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       03 November 2017

Number of ordinary shares purchased:    398,291

Volume weighted average price paid per share:        2,590.63p

Highest price paid per share:        2,599.00p

Lowest price paid per share:        2,576.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5816V_-2017-11-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 06 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       06 November 2017

Number of ordinary shares purchased:    380,094

Volume weighted average price paid per share:        2,596.92p

Highest price paid per share:        2,604.50p

Lowest price paid per share:        2,584.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
 http://www.rns-pdf.londonstockexchange.com/rns/7140V_-2017-11-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 07 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       07 November 2017

Number of ordinary shares purchased:    384,426

Volume weighted average price paid per share:        2,575.09p

Highest price paid per share:        2,599.00p

Lowest price paid per share:        2,559.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8466V_-2017-11-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 08 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       08 November 2017

Number of ordinary shares purchased:    371,974

Volume weighted average price paid per share:        2,565.14p

Highest price paid per share:        2,577.00p

Lowest price paid per share:        2,552.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9812V_-2017-11-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 09 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       09 November 2017

Number of ordinary shares purchased:    362,405

Volume weighted average price paid per share:        2,577.30p

Highest price paid per share:        2,590.00p

Lowest price paid per share:        2,563.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1026W_-2017-11-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Director/PDMR Shareholding
Dated 10 November 2017

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. T FRAME 4. D MOBLEY 5. S MORIARTY 6. J FERRÁN
b)	Position / status	1. CFO 2-5. MEMBER OF EXECUTIVE COMMITTEE 6. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Identification code/ ISIN	GB0002374006
c)	Nature of the transaction	1-5: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 6: PURCHASE UNDER ARRANGEMENT WITH COMPANY
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £ 25.72	9
		2. £25.72	8
		3. £25.72	8
		4. £25.72	9
		5. £25.72	8
		6. £25.72	322
e)	Aggregated information	N/A
f)	Date of transaction	10 NOVEMBER 2017
g)	Place of transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Transaction in Own Shares
Dated 10 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       10 November 2017

Number of ordinary shares purchased:    378,011

Volume weighted average price paid per share:        2,560.57p

Highest price paid per share:        2,577.50p

Lowest price paid per share:        2,547.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2354W_-2017-11-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 13 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       13 November 2017

Number of ordinary shares purchased:    360,065

Volume weighted average price paid per share:        2,577.57p

Highest price paid per share:        2,590.00p

Lowest price paid per share:        2,565.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3746W_-2017-11-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 14 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       14 November 2017

Number of ordinary shares purchased:    363,078

Volume weighted average price paid per share:        2,590.33p

Highest price paid per share:        2,595.00p

Lowest price paid per share:        2,577.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5050W_-2017-11-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 15 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       15 November 2017

Number of ordinary shares purchased:    370,025

Volume weighted average price paid per share:        2,572.05p

Highest price paid per share:        2,590.00p

Lowest price paid per share:        2,556.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6400W_-2017-11-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 16 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       16 November 2017

Number of ordinary shares purchased:    369,987

Volume weighted average price paid per share:        2,576.30p

Highest price paid per share:        2,586.50p

Lowest price paid per share:        2,560.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7678W_-2017-11-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 17 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       17 November 2017

Number of ordinary shares purchased:    371,202

Volume weighted average price paid per share:        2,579.40p

Highest price paid per share:        2,591.50p

Lowest price paid per share:        2,568.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8973W_-2017-11-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 20 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       20 November 2017

Number of ordinary shares purchased:    368,856

Volume weighted average price paid per share:        2,588.15p

Highest price paid per share:        2,600.00p

Lowest price paid per share:        2,565.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0328X_-2017-11-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 21 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       21 November 2017

Number of ordinary shares purchased:    364,800

Volume weighted average price paid per share:        2,601.11p

Highest price paid per share:        2,616.00p

Lowest price paid per share:        2,583.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1610X_-2017-11-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 22 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       22 November 2017

Number of ordinary shares purchased:    374,359

Volume weighted average price paid per share:        2,593.81p

Highest price paid per share:        2,616.50p

Lowest price paid per share:        2,574.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2860X_-2017-11-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 23 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       23 November 2017

Number of ordinary shares purchased:    370,764

Volume weighted average price paid per share:        2,598.15p

Highest price paid per share:        2,617.50p

Lowest price paid per share:        2,571.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4049X_-2017-11-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 24 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       24 November 2017

Number of ordinary shares purchased:    376,907

Volume weighted average price paid per share:        2,630.72p

Highest price paid per share:        2,646.00p

Lowest price paid per share:        2,620.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5239X_-2017-11-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 27 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       27 November 2017

Number of ordinary shares purchased:    360,506

Volume weighted average price paid per share:        2,620.27p

Highest price paid per share:        2,635.00p

Lowest price paid per share:        2,606.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6527X_-2017-11-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 28 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc (" Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       28 November 2017

Number of ordinary shares purchased:    355,155

Volume weighted average price paid per share:        2,639.94p

Highest price paid per share:        2,653.50p

Lowest price paid per share:        2,605.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7755X_-2017-11-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 29 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       29 November 2017

Number of ordinary shares purchased:    366,965

Volume weighted average price paid per share:        2,616.14p

Highest price paid per share:        2,632.00p

Lowest price paid per share:        2,593.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9068X_-2017-11-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Total Voting Rights
Dated 30 November 2017

TO:	Regulatory Information Service
FROM:	Diageo plc
LEI:	213800ZVIELEA55JMJ32
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Total Voting Rights and Capital

In conformity with 5.6 of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 November 2017 consisted of 2,732,316,644 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 236,859,572 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,495,457,072 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

30 November 2017

Jonathan Guttridge
Company Secretarial Assistant

Diageo plc

Diageo PLC – Transaction in Own Shares
Dated 30 November 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       30 November 2017

Number of ordinary shares purchased:    376,900

Volume weighted average price paid per share:        2,586.68p

Highest price paid per share:        2,612.00p

Lowest price paid per share:        2,566.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0631Y_-2017-11-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 December 2017

By: /s/Jonathan Guttridge
Name: Jonathan Guttridge
Title: Company Secretarial Assistant